Exhibit 99.1

Currenc Group Strengthens Web3 and AI Expansion with Appointment of Kelly Leung as Venture Partner

SINGAPORE, May 28, 2026 (GLOBE NEWSWIRE) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (“AI”) solutions, today announced the appointment of Kelly Leung as Venture Partner, effective immediately, as the Company continues expanding its strategic initiatives across Web3, AI infrastructure, and digital asset markets.

Ms. Leung will advise the Company’s board and executive leadership on strategic partnerships, partner network expansion, platform adoption initiatives, and additional growth initiatives across Web3, AI, and digital asset sectors.

Ms. Leung brings over 25 years of experience in global strategic alliances, cross-border business development, and Web3 ecosystem development. She is currently the Co-Founder of ChainFoundry Group, an alternative asset investment platform and venture studio focused on tokenization, Web3 strategy, and digital transformation initiatives for enterprises and traditional businesses.

Previously, Ms. Leung served as Vice President of Strategic Alliances and Board Member of Animoca Brands KK (Japan), as well as Chief Strategy Officer of MADworld, where she supported the development of strategic partnerships, ecosystem initiatives, and international business expansion across Asia and global markets.

“Kelly’s experience across Web3 ecosystems, strategic partnerships, and international markets will support Currenc’s continued expansion across AI infrastructure and digital asset initiatives,” said Alex Kong, Executive Chairman and Chief Executive Officer of Currenc. “Her global network and experience across enterprise and digital asset ecosystems will further strengthen the Company’s long-term strategic development and international expansion initiatives.”

As Venture Partner, Ms. Leung will focus on:

●	Supporting strategic partnerships and ecosystem development initiatives;
●	Expanding institutional, enterprise, and investor relationships across key global markets;
●	Advising on Web3, AI, and digital asset-related growth opportunities; and
●	Supporting corporate development and strategic expansion initiatives.

Ms. Leung commented, “Currenc is building a unique platform at the intersection of fintech, AI infrastructure, and digital assets. I look forward to supporting the Company’s strategic partnerships and ecosystem expansion initiatives as it continues to grow its global presence.”

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a global fintech, AI infrastructure and digital asset technology company dedicated to transforming financial services through AI and next-generation technologies. The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered agents designed to reduce costs, increase efficiency and enhance customer satisfaction for banks, insurance, telecommunications companies, government agencies and other enterprises. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations
Email: investors@currencgroup.com

Source: Currenc Group Inc.